KIDS GERM DEFENSE CORP.

6279 BUCKINGHAM STREET

SARASOTA, FL 34238

December 3, 2009

Securities and Exchange Commission

100 F Street, NE

Washington DC 20549

Re:	Kids Germ Defense Corp. (the “Company”)

Registration Statement on Form S-1 (File No. 333-158721)

Dear Sirs and Madams:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Kids Germ Defense Corp. (the “Company”), hereby respectfully requests that the above referenced registration statement be declared effective on December 8, 2009, or as soon thereafter as practicable.

The Company acknowledges that:

1)

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration statement effective, it does not foreclose the Commission from taking any action with respect to the filing;

2)

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration statement; and

3)	the Company may not assert the Staff comments or this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention to this matter.

Very truly yours,

Kids Germ Defense Corp.

By:  Mark Nicholas

Name:  Mark Nicholas

Title:  Chief Executive Officer